Contact

www.linkedin.com/in/jarett-volkoff-12a11587 (LinkedIn)

Top Skills

Branding & Identity
Brand Strategy
Design Strategy

Honors-Awards

Autodesk Connected Future Innovation Challenge Finalist
Industrial Design Book Award

Jarett Volkoff

Head of Design & Founder at Dust Moto
Bend, Oregon, United States

Summary

I am an Industrial Designer with years of agency and in-house experience. I have led the design of Outdoor Products, Housewares, Consumer Electronics, and most recently a ground up eMobility platform. Check out Dust Moto.

Experience

Dust Moto
Head of Design
May 2023 - Present (1 year 6 months)
Bend, Oregon, United States

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Industrial Designer
December 2022 - Present (1 year 11 months)
Remote

UBCO - Utility Electric Vehicles
Senior Product Designer
January 2022 - December 2022 (1 year)
Bend, Oregon, United States

Hydro Flask
Industrial Designer
February 2018 - November 2021 (3 years 10 months)
Bend, Oregon

Pip Tompkin Studio
Industrial Designer
July 2016 - February 2018 (1 year 8 months)
El Segundo, California

Specialized Bicycle Components
Industrial Design Intern

June 2015 - August 2015 (3 months)
San Francisco Bay Area

Hard Goods - Product Design

Liquid Agency
Graphic Design Intern
June 2011 - July 2011 (2 months)
San Jose, California

Graphic Design, Illustration

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Education

Virginia Polytechnic Institute and State University
· (2012 - 2016)